United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of November 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

Vale S.A.

Tenth Supplemental Indenture

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated November 10, 2009

Opinion of the General Counsel of Vale, dated November 10, 2009

Opinion of Harney, Westwood & Riegels LLP, dated November 10, 2009

Signature Page

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale S.A. and Vale Overseas Limited (File Nos. 333-162822 and 333-162822-01).

Tenth Supplemental Indenture
VALE OVERSEAS LIMITED,
as Issuer
and
VALE S.A.,
as Guarantor
and
THE BANK OF NEW YORK MELLON
as Trustee
TENTH SUPPLEMENTAL INDENTURE
U.S.$1,000,000,000
6.875% Guaranteed Notes due 2039
Dated as of November 10, 2009

Tenth Supplemental Indenture, dated as of November 10, 2009, among VALE OVERSEAS LIMITED, a Cayman Islands exempted company incorporated with limited liability (herein called the “Company”), having its principal office at Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands, VALE S.A., a company organized under the laws of the Federative Republic of Brazil (herein called the “Guarantor”), having its principal office at Avenida Graca Aranha, No. 26, 17 Andar, 20030-900 Rio de Janeiro, RJ, Brazil, and THE BANK OF NEW YORK MELLON (as successor to The Bank of New York), a banking corporation duly organized and existing under the laws of the State of New York, having its principal corporate trust office at 101 Barclay Street, New York, New York 10286, as Trustee (herein called the “Trustee”) to the Amended and Restated Indenture, dated as of November 21, 2006, among the Company, the Guarantor and the Trustee (the “Base Indenture”).
W I T N E S S E T H :
Whereas, the Base Indenture provides for the issuance from time to time thereunder, in series, of Securities of the Company carrying the Guaranty of the Guarantor, and Section 9.1 of the Base Indenture provides for the establishment of the form or terms of Securities issued thereunder through one or more supplemental indentures;
Whereas, the Company and the Guarantor desire by this Tenth Supplemental Indenture to create a new series of Securities to be issuable under the Base Indenture, as supplemented by this Tenth Supplemental Indenture, and to be known as the Company’s 6.875% Guaranteed Notes due 2039 (the “Notes”) the terms and provisions of which are to be as specified in this Tenth Supplemental Indenture;
Whereas, the Company and the Guarantor have duly authorized the execution and delivery of this Tenth Supplemental Indenture to establish the Notes as series of Securities under the Base Indenture and to provide for, among other things, the issuance of and the form and terms of the Notes and additional covenants for the benefit of the Holders thereof and the Trustee; and
Whereas, all things necessary to make this Tenth Supplemental Indenture a valid and binding legal obligation of the Company and the Guarantor according to its terms have been done.

Now, therefore, for and in consideration of the premises and the purchase and acceptance of the Notes by the Holders thereof and for the purpose of setting forth, as provided in the Base Indenture, the form of the Notes and the terms, provisions and conditions thereof, the Company and the Guarantor covenant and agree with the Trustee:
1. Definitions
1.1 Provisions of the Base Indenture
Except insofar as herein otherwise expressly provided, all the definitions, provisions, terms and conditions of the Base Indenture shall remain in full force and effect. The Base Indenture, as amended and supplemented by this Tenth Supplemental Indenture, is in all respects ratified and confirmed, and the Base Indenture and this Tenth Supplemental Indenture shall be read, taken and considered as one and the same instrument for all purposes.
1.2 Definitions
For all purposes of this Tenth Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:
1.2.1 any reference to a “Section” refers to a Section of this Tenth Supplemental Indenture;
1.2.2 the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Tenth Supplemental Indenture as a whole and not to any particular Section or other subdivision;
1.2.3 all terms used in this Tenth Supplemental Indenture that are defined in the Base Indenture have the meanings assigned to them in the Base Indenture, except as otherwise provided in this Tenth Supplemental Indenture;
1.2.4 the term “Securities” as defined in the Base Indenture and as used in any definition therein, shall be deemed to include or refer to, as applicable, the Notes; and
1.2.5 the following terms have the meanings given to them in this Section 1.2.5.
“Applicable Procedures” means with respect to any transfer or transaction involving a Global Note or beneficial interest therein, the rules and procedures of the Depositary, Euroclear and Clearstream, Luxembourg for such Global Note, in each case to the extent applicable to such transaction and as in effect from time to time.
“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.
“Comparable Treasury Price” means, with respect to any Redemption Date, (1) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Event of Default” shall have the same meaning as set forth in the Base Indenture.
“Global Note” means a Note that evidences all or part of the Notes and is authenticated and delivered to, and registered in the name of, the Depositary for such Notes or a nominee thereof.
“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company.
“Interest Payment Date” has the meaning set forth in Section 2.1 hereof.
“Notes” has the meaning specified in the recitals hereof.
“Permitted Holder” at any time means any Person who, at such time, is the holder of at least US$5,000,000 in aggregate principal amount of Notes.
“Reference Treasury Dealer” means each of Deutsche Bank Securities Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc., or their affiliates, which are primary United States government securities dealers and one other leading primary United States government securities dealer in New York City reasonably designated by the Company; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), the Company shall substitute therefore another Primary Treasury Dealer.
“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such Redemption Date.
“Relevant Date” in respect of any payment means the date on which such payment first becomes due or (if the full amount of the monies payable has not been received by the Trustee on or prior to such due date) the date on which notice is given to the Holders that such monies have been so received.
“Stated Maturity Date” has the meaning specified in Section 2.1 hereof.
“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (such price expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

2. General Terms And Conditions of The Notes
2.1 Designation, Principal Amount and Redemption.
There is hereby authorized and established a new series of Securities designated the “6.875% Guaranteed Notes due 2039”. The Notes will initially be limited to an aggregate principal amount of US$1,000,000,000 (which amount does not include Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Sections 3.4, 3.5, 9.6 or 11.5 of the Base Indenture).
The principal of the Notes shall be due and payable at the Stated Maturity Date.
The Company may, from time to time and without the consent of the Holders, issue additional notes on terms and conditions identical to those of the Notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes. The stated maturity of the Notes shall be on November 10, 2039, (the “Stated Maturity Date”). The Notes shall (subject to Section 10.6 of the Base Indenture) be unsecured and shall bear interest at the rate of 6.875% per annum, from November 10, 2009 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, payable semi-annually on May 10 and November 10 each year, commencing on May 10, 2010 (each, an “Interest Payment Date”), until the principal thereof is paid or made available for payment. To the extent interest due on any Interest Payment Date is not paid, interest shall accrue thereon at the Default Rate of Interest, except as provided herein, until such unpaid interest and interest accrued thereon are paid in full.
2.2 Forms Generally
The Notes shall be in substantially the forms set forth in this Section 2.2, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Tenth Supplemental Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution thereof.
2.2.1 Form of Face of Note
[INCLUDE IF NOTE IS A GLOBAL NOTE: THIS IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO, AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY VALE OVERSEAS LIMITED, VALE S.A. AND THE TRUSTEE AND ANY AGENT THEREOF AS OWNER AND HOLDER OF THIS NOTE FOR ALL PURPOSES.
UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR REGISTERED NOTES IN DEFINITIVE REGISTERED FORM IN THE LIMITED CIRCUMSTANCES REFERRED TO IN THE INDENTURE, THIS GLOBAL NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.]

[INCLUDE IF NOTE IS A GLOBAL NOTE AND THE DEPOSITARY IS THE DEPOSITORY TRUST COMPANY: UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO VALE OVERSEAS LIMITED OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN EXCHANGE FOR THIS CERTIFICATE OR ANY PORTION HEREOF IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON OTHER THAN THE DEPOSITORY TRUST COMPANY OR A NOMINEE THEREOF IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]
VALE OVERSEAS LIMITED
6.875% GUARANTEED NOTES DUE 2039
GUARANTEED BY VALE S.A.

CUSIP Number: 91911TAK9
ISIN: US91911TAK97
Common Code: 046552610

No. [ ] $[ ]
VALE OVERSEAS LIMITED, a company duly organized and existing under the laws of the Cayman Islands (herein called the “Company,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to [                    ], or registered assigns, the principal sum of [                    ] Dollars [if the Note is a Global Note, then insert:, or such other principal amount as set forth in the Schedule of Increases or Decreases in Global Note attached hereto] on November 10, 2039, and to pay interest thereon semi-annually on May 10 and November 10 each year (each an “Interest Payment Date”), commencing on May 10, 2010, from November 10, 2009 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, at the rate of 6.875% per annum, until the principal hereof is paid or made available for payment, provided that any amount of interest on this Note which is overdue shall bear interest (to the extent that payment thereof shall be legally enforceable) at the Default Rate of Interest, except as provided for herein, from the date such amount is due to but not including the day it is paid or made available for payment, and such overdue interest shall be paid as provided in Section 3.6 of the Base Indenture hereinafter referred to.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be April 25 or October 26 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on the relevant Regular Record Date and may either be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of the Notes not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture. Interest on this Note shall be computed on the basis set forth in the Indenture.
Payment of the principal of and interest on this Note will be made to the Person entitled thereto at the office of the Trustee or agency of the Company in the Borough of Manhattan, The City of New York, New York, maintained for such purpose, and at any other office or agency maintained by the Company for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts upon surrender of this Note in the case of any payment due at the Maturity of the principal hereof (other than any payment of interest payable on an Interest Payment Date); provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register; provided, further, that all payments of the principal of and interest on this Note, the Permitted Holders of which have given wire transfer instructions to the Trustee, the Company, or its agent at least 10 Business Days prior to the applicable payment date, will be required to be made by wire transfer of immediately available funds to the accounts with financial institutions in the United States specified by such Permitted Holders in such instructions. [If the Note is a Global Note, then insert: Notwithstanding the foregoing, payment of any amount payable in respect of a Global Note will be made in accordance with the Applicable Procedures of the Depositary.]
Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.
Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

Dated:

VALE OVERSEAS LIMITED

By:

Name:
Title:

By:

Name:
Title:

The undersigned (the “Guarantor”) hereby irrevocably and unconditionally guarantees the full and punctual payment (whether at the Stated Maturity Date, upon redemption, acceleration or otherwise) of the principal, interest, Additional Amounts and all other amounts that may come due and payable under this Note.
In Witness Whereof, the Guarantor has caused this instrument to be duly endorsed.
Dated:

VALE S.A.

By:

Name:
Title:

By:

Name:
Title:

2.2.2 Form of Reverse of Note
1. This Note is a duly authorized issue of securities of the Company issued in one or more series (the “Securities”) under an Amended and Restated Indenture, dated as of November 21, 2006 (the “Base Indenture”) as supplemented by a Tenth Supplemental Indenture, dated as of November 10, 2009 (the “Tenth Supplemental Indenture”), among the Company, the Guarantor and The Bank of New York Mellon (as successor to The Bank of New York), as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Base Indenture), and reference is hereby made to the Base Indenture, as supplemented by the Tenth Supplemental Indenture (the Base Indenture, as supplemented by the Tenth Supplemental Indenture, herein called the “Indenture”), for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Guarantor, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof (herein called the “Notes”).

2. The full and punctual payment of the principal and interest and all other amounts payable under this Note is irrevocably and unconditionally guaranteed by the Guarantor.
3. Additional notes on terms and conditions identical to those of this Note may be issued by the Company without the consent of the Holders of the Notes. The amount evidenced by such additional Notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes.
4. If an Event of Default with respect to Notes shall occur and be continuing, the principal of all of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.
5. All payments in respect of the Notes shall be made without withholding or deduction for any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the Cayman Islands or Brazil, or any Successor Jurisdiction or any authority therein or thereof having power to tax (“Foreign Taxes”) except to the extent that such Foreign Taxes are required by the Cayman Islands, Brazil, such Successor Jurisdiction or any such authority to be withheld or deducted. In the event of any withholding or deduction for any Foreign Taxes, the Company or the Guarantor, as the case may be, shall make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay such additional amounts (“Additional Amounts”) as are necessary to ensure that the net amounts received by the Holders of the Notes after such withholding or deduction equals the respective amounts of principal, premium and interest which would have been receivable in respect of such Notes had no such withholding or deduction (including for any Foreign Taxes payable in respect of Additional Amounts) been required, except that no such Additional Amounts shall be payable with respect to any payment on a Note:
(i)	to, or to a third party on behalf of, a Holder who is liable for any such taxes, duties, assessments or other governmental charges in respect of a Note by reason of (A) a connection between the Holder and the Cayman Islands or Brazil other than the mere holding of such Note and the receipt of payments with respect to such Note or (B) failure by the Holder to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the Cayman Islands, Brazil or a Successor Jurisdiction, or applicable political subdivision or authority thereof or therein having power to tax, of such Holder, if compliance is required by such jurisdiction, or any political subdivision or authority thereof or therein having power to tax as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and the Company has given the Holders at least 30 days’ notice that Holders will be required to provide such certification, identification or other requirement;

(ii)	in respect of any such taxes, duties, assessments or other governmental charges with respect to a Note surrendered (if surrender is required) more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for and notice thereof is given to Holders, whichever occurs later, except to the extent that the Holder of such Note would have been entitled to such Additional Amounts on surrender of such Note for payment on the last day of such 30-day period;
(iii)	in respect of estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge imposed with respect to a Note;
(iv)	in respect of any tax, assessment or other governmental charge payable otherwise than by deduction or withholding from payments on the Notes or by direct payment by the Company or the Guarantor in respect of claims made against the Company or the Guarantor;
(v)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive; or
(vi)	in respect of any combination of the above.
Solely for purposes of this paragraph 5, the term “Holder” of any Note means the direct nominee of any beneficial owner of such Note, which holds such beneficial owner’s interest in such Note. Notwithstanding the foregoing, the limitations on the Company’s or the Guarantor’s obligation to pay Additional Amounts set forth in clause (i) above shall not apply if (a) the provision of information, documentation or other evidence described in such clause (i) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a Holder or beneficial owner of a Note (taking into account any relevant differences between U.S. and Cayman Islands or Brazilian law, regulation or administrative practice) than comparable information or other reporting requirements imposed under U.S. tax law (including tax treaties between the United States and the Cayman Islands or Brazil), regulation (including proposed regulations) and administrative practice.
The Company or the Guarantor, as the case may be, shall promptly provide the Trustee with documentation (which may consist of certified copies of such documentation) satisfactory to the Trustee evidencing the payment of Foreign Taxes in respect of which the Company or the Guarantor has paid any Additional Amounts. Copies of such documentation shall be made available to the Holders of the Notes or the Paying Agent, as applicable, upon request therefor.
The Company or the Guarantor, as the case may be, shall pay all stamp, issue, registration, documentary or other similar duties, if any, which may be imposed by the Cayman Islands or Brazil or any governmental entity or political subdivision therein or thereof, or any taxing authority of or in any of the foregoing, with respect to the Indenture or the issuance of the Notes or the Guaranty.

All references herein or in the Indenture, to principal or interest in respect of any Note shall be deemed to include all Additional Amounts, if any, payable in respect of such principal or interest, unless the context otherwise requires, and express mention of the payment of Additional Amounts in any provision hereof shall not be construed as excluding reference to Additional Amounts in those provisions hereof where such express mention is not made.
In the event that Additional Amounts actually paid with respect to the Notes pursuant to the preceding paragraphs are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the Holder of such Notes, and, as a result thereof such Holder is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding tax, then such Holder shall, by accepting such Notes, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to the Company. However, by making such assignment, the Holder makes no representation or warranty that the Company will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto.
6. All references in the Indenture and the Notes to principal in respect of any Note shall be deemed to mean and include any Redemption Price payable in respect of such Note pursuant to any redemption right hereunder (and all such references to the Stated Maturity Date of the principal in respect of any Note shall be deemed to mean and include the Redemption Date with respect to any such Redemption Price), and all such references to principal, interest or Additional Amounts shall be deemed to mean and include any amount payable in respect hereof pursuant to Section 10.7 of the Base Indenture.
7. The Notes are subject to redemption at the Company’s option before the Stated Maturity in whole at any time, or in part from time to time, upon not less than 30 days’ but no more than 60 days’ notice to the Holders of the Notes, at a Redemption Price equal to the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, plus accrued interest on the principal amount of such Notes to (but not including) the date of redemption.

If, as a result of any amendment to, or change in, the laws (or any rules or regulation thereunder) of the Cayman Islands or Brazil or any political subdivision or taxing authority thereof or therein affecting taxation or any amendment to or change in an official interpretation, administration or application of such laws, rules or regulations (including a holding by a court of competent jurisdiction), which amendment or change of such laws, rules or regulations or the interpretation thereof becomes effective on or after the date of the Tenth Supplemental Indenture, the Company would be obligated to pay Additional Amounts in respect of the Notes pursuant to the terms and conditions thereof in excess of those attributable to Cayman Islands or Brazilian withholding tax on the basis of a statutory rate of 15%, and if such obligation cannot be avoided by the Company after taking measures the Company considers reasonable to avoid it, then, at the Company’s option, the Notes may be redeemed in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days’ notice to the Holders of the Notes, at a Redemption Price equal to 100% of the principal amount thereof and any premium applicable thereto, together with accrued interest up to but not including the Redemption Date and any Additional Amounts which would otherwise be payable up to but not including the Redemption Date; provided, however, that (1) no notice of such redemption may be given earlier than 90 days prior to the earliest date on which the Company would but for such redemption be obligated to pay such Additional Amounts were a payment on the Notes then due, and (2) at the time such notice is given, such obligation to pay such Additional Amounts remains in effect.
On and after any Redemption Date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless the Company defaults in the payment of the Redemption Price and accrued interest). On or before the Redemption Date, the Company will deposit with the Trustee money sufficient to pay the Redemption Price of and (unless the redemption date shall be an Interest Payment Date) accrued interest to the Redemption Date on the Notes to be redeemed on such Redemption Date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.
8. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each affected series under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each affected series. The Indenture also contains provisions (i) permitting the Holders of a majority in principal amount of the Securities at the time Outstanding of any affected series under the Indenture on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and (ii) permitting the Holders of a majority in principal amount of the Securities at the time Outstanding of any affected series under the Indenture on behalf of the Holders of all Securities of such series, to waive certain past defaults under the Indenture and their consequences.
Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

9. As provided in and subject to the provisions of the Indenture, the Holder of this Note shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (i) such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Notes, (ii) the Holders of not less than 25% in principal amount of the Notes at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee indemnity reasonably satisfactory to it, and the Trustee shall not have received from the Holders of a majority in principal amount of Notes at the time Outstanding a direction inconsistent with such request, and (iii) the Trustee shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Note for the enforcement of any payment of principal hereof or any interest hereon on or after the respective due dates expressed herein.
10. No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.
11. As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office of the Trustee or agency of the Company in any place where the principal of and any interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes of this Series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.
The Notes are issuable only in registered form without coupons in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Notes are exchangeable for a like aggregate principal amount of Notes of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.
No service charge shall be made for any such registration of transfer or exchange, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
12. Prior to due surrender of this Note for registration of transfer, the Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note is overdue, and neither the Company, the Guarantor, the Trustee nor any such agent shall be affected by notice to the contrary.
13. This Note and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.
14. All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.
15. [If the Note is a Global Note, then insert: This Note is a Global Note and is subject to the provisions of the Indenture relating to Global Notes.]

ABBREVIATIONS
The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:
TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common
UNIF GIFT MIN ACT —  _____  (Custodian) Custodian  _____  (Minor) Under Uniform Gifts to Minors Act (_____) (State)
Additional abbreviations may also be used though not in the above list.
[TO BE ATTACHED TO GLOBAL NOTES]
SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE
The initial principal amount of this Global Note is US$1,000,000,000.
The following increases or decreases in this Global Note have been made:

Principal
	Amount of	Amount of	Amount of this	Signature of
	Decrease	Increase	Global Note	Authorized
	in Principal	in Principal	following such	Officer
Date of	Amount of this	Amount of this	Decrease or	of Trustee of
Exchange	Global Note	Global Note	Increase	Notes Custodian

2.3 Form of Trustee’s Certificate of Authentication
The Trustee’s certificate of authentication shall be in substantially the following form:
This is one of the Notes referred to in the within mentioned Indenture.

Dated:

THE BANK OF NEW YORK MELLON, as Trustee

By:
Authorized Officer
2.4 Maintenance of Office or Agency
With respect to any Notes that are not in the form of a Global Note, the Company will maintain an office or agency in the Borough of Manhattan, The City of New York, in accordance with Section 10.2 of the Base Indenture.
2.5 New York Stock Exchange Listing
The Company and the Guarantor will use their reasonable best efforts to cause the Notes to be listed on the New York Stock Exchange and shall from time to time take such other actions as shall be necessary or advisable to maintain the listing of the Notes thereon or another recognized securities exchange.
2.6 Prescription Period
Claims for payment of principal in respect of the Notes shall be prescribed upon the expiration of 10 years, and claims for payment of interest in respect of the Notes shall be prescribed upon the expiration of 5 years, in each case from the Relevant Date thereof.
3. Miscellaneous Provisions
3.1 Separability of Invalid Provisions
In case any one or more of the provisions contained in this Tenth Supplemental Indenture should be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions contained in this Tenth Supplemental Indenture, and to the extent and only to the extent that any such provision is invalid, illegal or unenforceable, this Tenth Supplemental Indenture shall be construed as if such provision had never been contained herein.

3.2 Execution in Counterparts
This Tenth Supplemental Indenture may be simultaneously executed and delivered in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.
4. The Trustee
The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Tenth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and the Guarantor.

In Witness Whereof, each of the parties hereto have caused this Tenth Supplemental Indenture to be duly executed on its behalf, all as of the day and year first written above.

VALE OVERSEAS LIMITED

By:	/s/ Luciana Ribeiro da Costa Werner

	Name:	Luciana Ribeiro da Costa Werner
	Title:	Attorney-in-Fact

By:	/s/ Adriana Barbosa Areias

	Name:	Adriana Barbosa Areias
	Title:	Attorney-in-Fact

VALE S.A.

By:	/s/ Luciana Ribeiro da Costa Werner

	Name:	Luciana Ribeiro da Costa Werner
	Title:	Attorney-in-Fact

By:	/s/ Adriana Barbosa Areias

	Name:	Adriana Barbosa Areias
	Title:	Attorney-in-Fact

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Karen Ferry

	Name:	Karen Ferry
	Title:	Vice President

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated November 10, 2009
November 10, 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
Vale Overseas Limited
87 Mary Street, George Town
Grand Cayman KY1-9002, Cayman Islands
Ladies and Gentlemen:
We have acted as special United States counsel to Vale Overseas Limited, a Cayman Islands exempted company incorporated with limited liability (“Vale Overseas”), and Vale S.A., a Brazilian corporation, as guarantor (“Vale”), in connection with Vale Overseas’s offering pursuant to a registration statement on Form F-3 (Nos. 333-162822 and 333-162822-01) of US$1,000,000,000 aggregate principal amount of 6.875% Guaranteed Notes due 2039 (the “Notes”), together with a guaranty of Vale relating to the Notes (the “Guaranty”, and together with the Notes, the “Securities”), to be issued under an amended and restated indenture dated as of November 21, 2006 (the “Base Indenture”), as supplemented by the tenth supplemental indenture dated as of November 10, 2009 (the “Tenth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among Vale Overseas, Vale and The Bank of New York Mellon, as trustee (the “Trustee”). Such registration statement, as amended as of its most recent effective date (November 3, 2009), insofar as it relates to the Notes and the Guaranty (as determined pursuant to Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”)), but excluding the documents incorporated by reference therein, is herein called the “Registration Statement.”
We have reviewed the Registration Statement, including the Base Indenture attached thereto as an exhibit, and the form of the Tenth Supplemental Indenture, and we have reviewed originals or copies certified or otherwise identified to our satisfaction of all such corporate records of Vale and Vale Overseas and such other instruments and other certificates of public officials, officers and representatives of Vale and Vale Overseas and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

Vale S.A.
Vale Overseas, p. 2
In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed and that the Notes will be duly authenticated in accordance with the terms of the Indenture.
Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that, when the Tenth Supplemental Indenture, the Notes and the Guaranty have been duly executed and delivered by Vale Overseas and Vale in the forms thereof that we have examined and the Notes have been duly delivered to and paid for by the purchasers thereof in the manner described in the Registration Statement, the Notes will be valid, binding and enforceable obligations of Vale Overseas, entitled to the benefits of the Indenture, and the Guaranty will be a valid, binding and enforceable obligation of Vale, entitled to the benefits of the Indenture.
Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of Vale or Vale Overseas, (a) we have assumed that each of Vale and Vale Overseas, as the case may be, and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to Vale or Vale Overseas regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable to general business entities in relation to transactions of the type contemplated in the Indenture and the Securities), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.
We express no opinion as to the subject matter jurisdiction of any United States federal court to adjudicate any action relating to the Securities where jurisdiction based on diversity of citizenship under 28 U.S.C. § 1332 does not exist.
In addition, we note that (a) the enforceability in the United States of the waiver in Section 1.14 of the Indenture by each of Vale and Vale Overseas of any immunities from court jurisdiction and from legal process is subject to the limitations imposed by the U.S. Foreign Sovereign Immunities Act of 1976 and (b) the designation in Section 1.14 of the Indenture of the U.S. federal courts located in the Borough of Manhattan, city of New York as the venue for actions or proceedings relating to the Indenture and the Securities is (notwithstanding the waiver in Section 1.14) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. § 1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such actions or proceedings.

Vale S.A.
Vale Overseas, p. 3
We express no opinion as to the enforceability of Section 10.8 of the Indenture, providing for indemnification by Vale and Vale Overseas of the Trustee and the holders of the Notes against any loss in obtaining the currency due to the Trustee or such holders of Notes from a court judgment in another currency.
In addition, we note that the waiver of defenses relating to the Guaranty in Article 12 of the Indenture may be ineffective to the extent that any such defense involves a matter of public policy in New York (such as reflected in New York’s anti-champerty statute).
The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.
We hereby consent to the incorporation by reference of this opinion in the Registration Statement and to the reference to this firm in the prospectus constituting a part of the Registration Statement under the heading “Validity of the Securities” and in the prospectus supplement related thereto under the heading “Validity of the Notes” as counsel for Vale and Vale Overseas who have passed on the validity of the Securities being registered by the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours, CLEARY GOTTLIEB STEEN & HAMILTON LLP
By:	/s/ Nicolas Grabar

Nicolas Grabar, a Partner

Opinion of the General Counsel of Vale, dated November 10, 2009
Rio de Janeiro, November 10, 2009
Ladies and Gentlemen:
I have acted as Brazilian counsel for Vale S.A. (“Vale”), a corporation organized and existing under the laws of Brazil, and for Vale Overseas Limited (“Vale Overseas”), a company organized and existing under the laws of the Cayman Islands, in connection with Vale Overseas’s offering pursuant to a registration statement on Form F-3 (Nos. 333-162822 and 333-162822-01) (the “Registration Statement”) of US$1,000,000,000 aggregate principal amount of 6.875% Guaranteed Notes due 2039 (the “Notes”), together with a guaranty of Vale relating to the Notes (the “Guaranty”), to be issued under an Amended and Restated indenture dated as of November 21, 2006 (the “Base Indenture”), as supplemented by the Tenth Supplemental Indenture dated as of November 10, 2009 (the “Supplemental Indenture”, and together with the Base Indenture, the “Indenture”) among Vale Overseas, Vale and the Bank of New York Mellon, as trustee. The Notes and the Guaranty are referred to collectively herein as the “Securities”. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.
1. In rendering the opinions set forth below, I have examined copies of the documents listed below:
(i) the Registration Statement and the documents incorporated by reference therein;
(ii) the bylaws of Vale as approved by the Ordinary and Extraordinary General Shareholders’ Meeting of Vale held on August 30, 2007 and amended at the Extraordinary Meeting held on May 22, 2009;
(iii) the minutes of the Ordinary and Extraordinary General Shareholders’ Meeting of Vale dated April 16, 2009, which, among other matters, recorded the shareholders’ approval of the election of the current members of Vale’s Board of Directors;
(iv) the minutes of the meetings of the Board of Directors of Vale, dated as of May 21, 2009, at which the current officers of Vale were appointed;
(v) the minutes of the meetings of the Board of Directors of Vale at which the issuance of the Vale Debt Securities was approved; and
(vi) the Base Indenture and the form of the Supplemental Indenture.
2. I have also examined the records, agreements, instruments and documents and made such investigations of law as I have deemed relevant or necessary as the basis for the opinions hereinafter expressed. I have also assumed that:
(i) no provision of the Indenture or of the Securities conflicts with the laws of any jurisdiction (other than Brazil); and
(ii) at the time of the execution and delivery of the Indenture and of the Securities they will have been duly authorized pursuant to applicable law (other than Brazilian law).

3. I have also assumed, without any independent investigation or verification of any kind, the validity, legality, binding effect and enforceability of the Indenture and of the Securities under the laws of the state of New York and the Cayman Islands, as the case may be.
4. Furthermore, I have assumed (i) the due organization and valid existence of all parties (other than Vale) to the Indenture under the laws of the countries of their respective incorporation; (ii) that the Indenture and the Securities will have been duly authorized and validly executed and delivered by the parties thereto (other than Vale); and (iii) that the performance thereof is within the capacity and powers of the parties thereto (other than Vale).
5. Based upon the foregoing and subject to the qualifications set forth herein, I am of the opinion that (i) the Indenture and the Guaranty have been duly authorized by Vale (ii) when the Supplemental Indenture and the Guaranty have been duly executed, authenticated, issued and delivered in accordance with their respective provisions and, in the case of the Guaranty, with the provisions of the Indenture, and in accordance with the applicable definitive underwriting agreement, upon payment of the consideration therefor provided for therein, the Indenture and the Guaranty will be duly authorized, executed and delivered and will be a valid and binding obligation of Vale.
6. The foregoing opinions are subject to the following qualifications:
(i) To ensure the enforceability or the admissibility in evidence of the Indenture and any other document required by any Brazilian court to be furnished: (a) the signatures of the parties thereto signing outside Brazil must be notarized; (b) the signature of the notary must be certified by a consular official of Brazil having jurisdiction to provide for such action; (c) the Indenture and any other documents or instruments prepared in a language other than Portuguese (whether signed abroad or not) must be translated into Portuguese by a sworn translator and registered with the appropriate Registry of Deeds and Documents (for which translation and registration certain fees would apply), which may be done immediately prior to any such enforcement or presentation;
(ii) A final conclusive judicial decision for the payment of money rendered by any Federal or State Court in the city, county and state of New York in respect of the Indenture or of the Securities should be recognized in the courts of Brazil, and such courts would enforce such judicial decision without retrial or re-examination of the merits of the original decision only if such judicial decision has been previously ratified by the Superior Court of Justice (Superior Tribunal de Justiça); which ratification is available only if: (a) the judicial decision fulfills all formalities required for its enforceability under the laws of the state of New York, (b) the judicial decision was issued by a competent court after proper service of process on the parties, which service of process must comply with Brazilian law or, after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law, (c) the judicial decision is not subject to appeal, (d) the judicial decision was authenticated by a Brazilian consulate in the state of New York, (e) the judicial decision was translated by a sworn translator registered in Brazil, and (f) the judicial decision is not contrary to Brazilian national sovereignty, public policy or good morals;
(iii) Pursuant to the regulations of the Brazilian Central Bank relating to foreign exchange and capital, individuals and legal entities may enter into transactions for the purchase and sale of foreign currency, without limitation on amount, with due regard for the terms and conditions of the regulation and the validity of the specific transaction, based on the economic grounds and liabilities defined in the respective document. In accordance therewith, Vale may remit funds in foreign currency to cover financial obligations assumed by offshore subsidiaries. Furthermore, pursuant to regulations of the Brazilian Central Bank, it is possible for the Brazilian guarantor to deposit the corresponding amount in Brazilian currency at a non-resident account held in Brazil by the foreign creditor, which would then be able to freely convert such funds into foreign currency for remittance abroad;

2

(iv) Any amounts to be paid under the Guaranty in excess of the amounts provided for in such Guaranty or the Indenture, if any, will depend on the analysis of the legality and economic grounds by the Brazilian commercial bank chosen to implement the relevant foreign exchange control transactions or, as the case may be, pursuant to a special authorization to be obtained from the Central Bank of Brazil, which authorization will be granted at the Central Bank’s sole discretion;
(v) Certain payments in U.S. Dollars by Vale in connection with the Indenture or the Securities may be subject to Vale obtaining the applicable authorization of the Central Bank of Brazil for remittance thereof;
(vi) The enforceability of the Indenture and of the Securities is limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar laws relating to or limiting creditors’ rights generally or by general equitable principles; and
(vii) In case of bankruptcy, all credits denominated in foreign currency shall be converted into local currency at the exchange rate prevailing on the date of the issuance of the decision declaring the bankruptcy, and the amount so determined shall be the amount so considered for any payments to creditors in the bankruptcy.
7. I express no opinion as to any agreement, instrument or other document other than as specified in this letter.
8. I hereby consent to the filing of this opinion on Form 6-K and to its incorporation by reference in the Registration Statement.
9. I am qualified to practice law in Brazil only, and I do not express any opinion in respect of any laws of any other jurisdiction. This opinion is based upon and limited in all respects to the law applicable in Brazil as presently published, existing and in force.
10. I expressly disclaim any responsibility to advise you or any other person who is permitted to rely on the opinions expressed herein as specified above of any development or circumstance of any kind including any change of law or fact that may occur after the date of this letter even though such development, circumstance or change may affect the legal analysis, a legal conclusion or any other matter set forth in or relating to this letter. Accordingly, any person relying on this letter at any time should seek advice of its counsel as to the proper application of this letter at such time. This opinion may be relied upon, as of the date rendered, only by you, and no other person may rely upon this opinion without my prior written consent.

Very truly yours,
/s/ Fabio Eduardo de Pieri Spina
Fabio Eduardo de Pieri Spina
General Counsel of Vale

3

Opinion of Harney, Westwood & Riegels LLP, dated November 10, 2009

Harney Westwood & Riegels LLP 5th Floor 5 New Street Square London EC4A 3BF Tel: +44 (0) 20 7842 6080 Fax: +44 (0) 20 7353 0487 www.harneys.com

November 10, 2009	Your Ref

Our Ref 040393.0004
Vale S.A.

Vale Overseas Limited	Doc ID 80817v2
Dear Sirs
Ref: Registration Statement on Form F-3 under the Securities Act of 1933, as amended, of Vale S.A. and Vale Overseas Limited
We have acted as Cayman Islands special counsel to Vale Overseas Limited (the “Company”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, in connection with the preparation and filing by the Company and Vale S.A. (“Vale”), a corporation organized under the laws of the Federative Republic of Brazil, and the Company under the Securities Act of 1933, as amended (the “Securities Act”) of a Registration Statement on Form F-3 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) with respect to its US$1,000,000,000 aggregate principal amount of 6.875% Guaranteed Notes due 2039 (the “Notes”) guaranteed by Vale.
In rendering this opinion, we have reviewed:
1. the Registration Statement;
2. the preliminary prospectus supplement dated 3 November 2009 filed with the SEC pursuant to Rule 424(b)(2) under the Securities Act and the related final prospectus supplement dated 3 November 2009 filed with the SEC pursuant to Rule 424(b)(2) under the Securities Act supplementing the Base Prospectus in relation to the issue of the Notes (the Registration Statement, the Base Prospectus, and the preliminary and final prospectus supplements together constituting the “Offering Documents”);
3. the Tenth Supplemental Indenture dated 10 November 2009 made among the Company as Issuer, Vale S.A. (“Vale”) as Guarantor and The Bank of New York Mellon as Trustee (the “Trustee”) supplementing the Amended and Restated Indenture dated as of 21 November 2006 made among the Company, Vale and the Trustee pursuant to which the Notes are to be issued (together, the “Indenture”);

4. the Terms Agreement dated 3 November 2009 made among the Company as Issuer, Vale as Guarantor and the underwriters named therein and the Underwriting Agreement Basic Provisions incorporated therein (the “Terms Agreement”);
5. a copy of executed minutes of a meeting of the Board of Directors of the Company dated 30 October 2009 (the “Resolutions”);
6. a copy of the executed Power of Attorney given by the Company in favour of Marcio Felipe Miheiro Aigner, José Albeito Menezes Penedo, Luciana Ribeiro da Costa Werner and Adriana Barbosa Areias dated 28 October 2009 (the “Power of Attorney”); and
7. the Memorandum and Articles of Association of the Company in effect on the date hereof, and we have made such inquiries and examined originals (or copies certified or otherwise identified to our satisfaction) of such documents, corporate records and other instruments and made such examination of the law as we have deemed necessary or appropriate to enable us to render this opinion. In such examinations, we have assumed the genuineness of all signatures, the legal capacity at all relevant times of any natural persons signing any documents, the authenticity of all documents submitted to us as originals, the conformity to authentic originals of all documents submitted to us as certified or true copies or as reproductions (including documents received by facsimile) and the truthfulness of all certificates of public officials and corporate officers. For the purposes of this opinion the Indenture, the Notes and the Terms Agreement are collectively referred to as “Transaction Documents.
In connection with this opinion, we have relied upon the following assumptions, which we have not independently verified:
1. The Notes will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Offering Documents.
2. There are no provisions of the laws of any jurisdiction outside the Cayman Islands which would be contravened by the execution or delivery of the Transaction Documents and that, in so far as any obligation expressed to be incurred under the Transaction Documents is to be performed in or is otherwise subject to the laws of any jurisdiction outside the Cayman Islands, its performance will not be illegal by virtue of the laws of that jurisdiction.
3. The Transaction Documents are within the capacity and powers of, and have been or will be duly authorized, executed and delivered by, each of the parties thereto (other than the Company).
4. The choice of the laws of the jurisdiction selected to govern each of the Transaction Documents has been made in good faith and will be regarded as a valid and binding selection that will be upheld in the courts of that jurisdiction and all jurisdictions other than the Cayman Islands.

5. All authorizations, approvals, consents, licenses and exemptions required by and all filings and other requirements of each of the parties to the Transaction Documents outside the Cayman Islands to ensure the legality and validity of the Transaction Documents have been or will be duly obtained, made or fulfilled and are and will remain in full force and effect and that any conditions to which they are subject have been satisfied.
6. All conditions precedent contained in the Transaction Documents have been or will be satisfied or waived.
7. None of the parties to the Transaction Documents is a person, political faction or body resident in or constituted under the laws of any country which is currently the subject of United Nations sanctions (“Sanctions”) extended to the Cayman Islands by the Order of Her Majesty in Council.
8. The copies of the minute book, Register of Members, Register of Directors and Officers, Register of Mortgages and Charges, Certificate of Incorporation, and Memorandum and Articles of Association of the Company provided to us on 29 October 2009 by its registered office constitute a complete and accurate record of the business transacted by the Company and all matters required by law and the Memorandum and Articles of Association of the Company to be recorded therein are so recorded.
9. The Cause List and the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands examined by us at the Clerk of Courts Office, George Town, Grand Cayman at 10:00 a.m., Cayman Islands time, on 5 November 2009 constitute a complete record of the proceedings before the Grand Court of the Cayman Islands.
10. The meeting of the Board of Directors at which the Resolutions were duly adopted was called and held in accordance with the Articles of Association of the Company.
11. The Power of Attorney remains in full force and effect and has not been revoked.
We are qualified to practice law solely in the Cayman Islands and express no opinion as to any laws or matters governed by any laws other than the laws of the Cayman Islands.
Based upon and subject to the foregoing, we are of the opinion that:
1. The Company has been duly incorporated and is a validly existing exempted company with limited liability under the laws of the Cayman Islands.
2. With respect to the Notes when (i) the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended; and (ii) the Transaction Documents and such Notes have been duly executed, authenticated, issued and delivered in accordance with their respective provisions and the provisions of the Indenture and in accordance with the Terms Agreement upon payment of the consideration therefor provided for therein, such Notes will be duly authorized and validly issued.

We hereby consent to the use of our name in the prospectus constituting a part of the Registration Statement and in any prospectus supplements related thereto under the heading “ Validity of the Debt Securities” as counsel for the Company who have passed on the validity of the Company Debt Securities being registered by the Registration Statement and to the reference to us under the heading “ Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons — Cayman Islands”, and to the use of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.
This opinion letter is furnished solely for your benefit in connection with the aforementioned Registration Statement.

Yours faithfully

/s/ HARNEY WESTWOOD & RIEGELS

HARNEY WESTWOOD & RIEGELS

Signature Page
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2009

VALE S.A.
By:	/s/ Sonia Zagury
	Name:	Sonia Zagury
	Title:	Attorney-in-Fact

By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	Attorney-in-Fact